Exhibit 99.5

September 5, 2008

NAM and GDF SUEZ commence exclusive negotiations

for a package of assets on the Dutch Continental Shelf

Nederlandse Aardolie Maatschappij BV (NAM) and GDF SUEZ have agreed to enter into exclusive negotiations for the sale and purchase of a package of assets situated along the NOGAT pipeline, covering exploration, production and transportation of oil and gas in the Dutch section of the North Sea. The transaction, for a total consideration of 1 075 million euros, is subject to successful conclusion of due diligence, staff consultation, regulatory approvals and third party consents.

The package includes working interests ranging from 30 to 60% in five producing fields, as well as potential additional volumes in existing fields and discoveries and a very promising exploration potential. The assets currently produce some 3.3 million barrels of oil equivalent (boe) per year equity production. 14 NAM staff currently supporting the offshore operational activities on these assets are planned to transfer to GDF SUEZ.

The package also contains a participation in the Dutch section of the A6-F3 pipeline, which transports gas from the German sector of the North Sea to the NOGAT pipeline system, as well as a 30% participation in NOGAT BV, a company that owns and operates the NOGAT gas transportation system.

Commenting on the transaction, Jean-Marie Dauger, Executive Vice President of GDF SUEZ in charge of Global Gas LNG, said: “With this acquisition, GDF SUEZ reinforces its strong position in the Netherlands and becomes the largest Exploration and Production operator in the Dutch sector of the North Sea. GDF SUEZ is achieving a new step towards the medium-term objective of detaining 1 500 million boe 2P reserves for the Group. This transaction has significant growth potential and will increase our medium term resources in the Netherlands by 30%. Building on the experience of our local affiliate, ProNed, as one of the top operators in the Dutch North Sea, we see important synergies with our existing activities. In particular, ProNed, which already operates the NGT system, is well placed to generate additional value for the NOGAT pipeline system. This transaction could enable GDF SUEZ to become operator of two out of the three major off-shore pipelines in the Netherlands”. Commenting on the transaction, Roelf Venhuizen, NAM’s Managing Director, said: “I am confident that the NAM staff which are planned to transfer to GDF SUEZ, will have a good future with their new employer and I am pleased that GDF SUEZ will continue to explore the opportunities of these assets. This divestment is a logical step in our long term strategy and NAM will continue to make very sizeable investments in its on- and offshore portfolio, such as the re-development of the Schoonebeek oil field and in the L9 and JDA offshore areas.”

The Dutch E&P affiliate of GDF SUEZ, GDF Production Nederland B.V. or ‘ProNed’, is an organisation active in the Netherlands over 40 years, producing in year 2008 5.25 billion m3 of gas from 19 offshore gas fields from over 30 production facilities. ProNed is also the operator and one of the main shareholders of the NGT, which transports and processes a major part of the Dutch offshore gas production. The company is a significant contributor to the corporate strategy of GDF SUEZ and is actively pursuing opportunities to enhance and further develop its position on the Dutch Continental Shelf.

NAM is the largest E&P company in the Netherlands and is owned by Royal Dutch Shell and ExxonMobil. The company annually produces some 50 billion m3 of natural gas from on- and offshore fields, amongst which the large Groningen gas field. NAM also operates two underground gas storage facilities and will shortly embark upon the re-development of the large Schoonebeek oil field.

GDF SUEZ Press contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: press@gdfsuez.com	GDF SUEZ Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com	Nam Press contact: Tel Netherlands: + 31 (0) 592 368 222